Exhibit 12.1

Buckeye Partners, L.P.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

						Nine Months Ended September 30,
	2012	2013	2014	2015	2016	2017
Earnings:
Income from continuing operations before taxes (1)	$231,070	$348,507	$333,046	$438,954	$537,068	$354,194
Equity income (greater than) less than distributions	(2,775)	(3,931)	(10,795)	(1,273)	(5,731)	20,143
Less: Capitalized interest (2)	(8,796)	(6,501)	(9,364)	(20,398)	(3,354)	(2,448)

Total earnings	$219,499	$338,075	$312,887	$417,283	$527,983	$371,889

Fixed Charges:
Interest and debt expense	$114,980	$130,920	$171,235	$171,330	$194,922	$168,870
Capitalized interest	9,238	7,007	9,903	21,257	4,371	3,445
Portion of rentals representing an interest factor	8,894	8,217	8,883	10,328	10,916	7,430

Total fixed charges	$133,112	$146,144	$190,021	$202,915	$210,209	$179,745

Earnings available for fixed charges	$352,611	$484,219	$502,908	$620,198	$738,192	$551,634

Ratio of earnings to fixed charges	2.65	3.31	2.65	3.06	3.51	3.07

(1)	Excludes income attributable to noncontrolling interests.
(2)	Excludes amortization of capitalized interest of $0.4 million, $0.5 million, $0.5 million, $0.9 million and $1.0 million for the years ended December 31, 2012, 2013, 2014, 2015 and 2016, respectively, and $1.0 million for the nine months ended September 30, 2017.